SCHEDULE 13E-3

                                 (RULE 13E-100)


                                AMENDMENT NO. 1


           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                     - - - - - - - - - - - - - - - - - - - -

                               Dynamic Homes, Inc.
                              (Name of the Issuer)


                               Dynamic Homes, Inc.
                               Dynamic Homes, LLC
                           Dynamic Acquisitions, Inc.
                                Peter K. Pichetti
                               Ronald L. Gustafson
                       (Name of Persons Filing Statement)


                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    267876100
                      (CUSIP Number of Class of Securities)

                               Scott D. Lindemann
                               Dynamic Homes, Inc.
                  525 Roosevelt Avenue, Detroit Lakes, MN 55502
                                 (218) 847-2611
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

Copies to:

Dynamic Homes, LLC                        Lommen, Nelson, Cole & Stageberg, P.A.
230 West Superior St., Suite 811          80 South Eighth Street, Suite 1800
Duluth, MN 55802                          Minneapolis, MN 55402
Attn: Robert C. Pearson and John N. Nys   Attn: Roger V. Stageberg
(218) 722-6331                            (612) 339-8131
(218) 722-3031 (fax)                      (612) 339-8064 (fax)

               - - - - - - - - - - - - - - - - - - - -

This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] The filing of a registration statement under the Securities Act of 1933.
[ ] A tender offer.
[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction valuation* $5,756,018          Amount of filing fee $1,151.20

* For purposes of calculating the fee only. Assumes purchase of 2,240,850 shares of Common Stock, par value $.10 per share, of Dynamic Homes, Inc. at $2.55 per share and settlement of 155,000 options to purchase Common Stock of Dynamic Homes, Inc. at an average spread of $.27 per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the shares purchased, plus 1/50th of one percent of the average spread of the options settled.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Amount previously paid:    $1,151.20
Form or Registration No.:  Proxy Statement
Filing party: Dynamic Homes, Inc.
Date filed: October 6, 2000

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This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3")
is being filed jointly by Dynamic Homes, Inc., a Minnesota corporation ("Dynamic Homes"), Dynamic Homes, LLC, a Minnesota limited liability company ("Dynamic LLC"), Dynamic Acquisitions, Inc., a Minnesota corporation and a wholly owned subsidiary of Dynamic LLC ("Dynamic Acquisitions"), Peter K. Pichetti and Ronald
L. Gustafson, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Dynamic Acquisitions with and into Dynamic Homes, pursuant to an Agreement and Plan of Merger, dated September 25, 2000 (the "Merger Agreement"), by and among Dynamic Homes, Dynamic Acquisitions and Dynamic LLC. Dynamic LLC was formed to engage in the proposed merger by Peter K. Pichetti, Ronald L. Gustafson and Native American Housing Co., LLC. Mr. Pichetti and Mr. Gustafson are directors of Dynamic Homes.


In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Dynamic Acquisitions will merge with and into Dynamic Homes. Dynamic Homes will be the surviving company and will become a wholly owned subsidiary of Dynamic LLC. At the effective time of the Merger, each issued and outstanding share of common stock, par value $.10 per share, of Dynamic Homes (the "Shares") (other than Shares held by stockholders who perfect their rights under Minnesota law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $2.55 per Share in cash, without interest. Each option to purchase Dynamic Homes common stock outstanding at the effective time of the Merger will be deemed to have been exercised by the holder thereof and will convert into the right to receive cash in an amount equal to the difference between $2.55 and the exercise price of the option.

Concurrently with the filing of this Schedule 13E-3, Dynamic Homes is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of Dynamic Homes will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3).

The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and contains all information required in response to the items of this Schedule 13E-3, except that it does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Dynamic Homes' shareholders. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM  16. EXHIBITS.

(a)(1) Preliminary copy of Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of Proxy.

(a)(2) Press Release issued by Dynamic Homes dated June 21, 2000, which is incorporated by reference to the Dynamic Homes Current Report on Form 8-K filed June 22, 2000.

(a)(3)   Press Release issued by Dynamic Homes dated September 25, 2000.

(b) Loan Agreement, dated November __, 2000, by and between Dynamic Homes, LLC and Bremer Bank, National Association.

(c)(1)   Opinion of value of Dougherty Summit Securities LLC dated October 29,
         1998.

(c)(2) Opinion of value of Fred W. Raddle & Sons, Inc., Collateral Exam Report of McNeely Financial Services, Inc. and Appraisal Report of Tinjum Appraisal Company prepared in September 2000 for Bremer Bank.


(d) Agreement and Plan of Merger, dated as of September 25, 2000, by and among Dynamic Homes, LLC, Dynamic Acquisitions, Inc. and Dynamic Homes, Inc., which is Appendix A to the preliminary Proxy Statement referenced as Exhibit (a)(1) and incorporated herein by reference.


(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, which is included as Appendix B to the preliminary Proxy Statement referenced as Exhibit (a)(1) and incorporated herein by reference.


After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 20, 2000
                                        Dynamic Homes, Inc.


                                        By: /s/ Scott D. Lindemann
                                        ------------------------------------
                                        Name: Scott D. Lindemann
                                        ------------------------------------
                                        Title: Chief Executive Officer


                                        Dynamic Homes, LLC

                                        By: /s/ Peter K. Pichetti
                                        ------------------------------------
                                        Name: Peter K. Pichetti
                                        ------------------------------------
                                        Title: Chief Manager


                                        Dynamic Acquisitions, Inc.

                                        By: /s/ Peter K. Pichetti
                                        ------------------------------------

                                        Name: Peter K. Pichetti
                                        ------------------------------------
                                        Title: President

                                        /s/ Peter K. Pichetti
                                        ------------------------------------
                                        Peter K. Pichetti

                                        /s/ Ronald L. Gustafson
                                        ------------------------------------
                                        Ronald L. Gustafson

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION

(a)(1) Preliminary copy of Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of Proxy.

(a)(2) Press Release issued by Dynamic Homes dated June 21, 2000, which is incorporated by reference to the Dynamic Homes Current Report on Form 8-K filed June 22, 2000.

(a)(3)   Press Release issued by Dynamic Homes dated September 25, 2000


(b) Loan Agreement, dated November __, 2000, by and between Dynamic Homes, LLC and Bremer Bank, National Association.

(c)(1)   Opinion of Value of Dougherty Summit Securities LLC dated October 29,
         1998.

(c)(2) Opinion of Value of Fred W. Raddle & Sons, Inc., Collateral Exam Report of McNeely Financial Services, Inc. and Appraisal Report of Tinjum Appraisal Company prepared in September 2000 for Bremer Bank.


(d) Agreement and Plan of Merger, dated September 25, 2000, by and among Dynamic Homes, LLC, Dynamic Acquisitions, Inc. and Dynamic Homes, Inc., which is Appendix A to the preliminary Proxy Statement referenced as Exhibit (a)(1) and incorporated herein by reference.


(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, which is included as Appendix B to the Preliminary Proxy Statement referenced as Exhibit (a)(1) and incorporated herein by reference.